Management's Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to "NAP" or the "Company" or similar terms refer to North American Palladium Ltd. and its subsidiaries. "LDI" refers to Lac des Iles Mines Ltd., and "Cadiscor" refers to Cadiscor Resources Inc.

This Management's Discussion and Analysis ("MD&A") dated August 12, 2010 is intended to supplement and complement NAP's unaudited interim consolidated financial statements and related notes for the three and six months ended June 30, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A should also be read in conjunction with both the audited consolidated financial statements and annual MD&A for the year ended December 31, 2009. Additional information regarding the Company, including its audited annual consolidated financial statements, the annual MD&A for the year ended December 31, 2009, and the most recent Form 40-F/Annual Information Form are on file with the U.S. Securities and Exchange Commission ("SEC") and the Canadian provincial securities regulatory authorities and are available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements, which include future-oriented financial information, that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'plan', 'targeting', 'goal', 'vision' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Company to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions including factors and assumptions related to future prices of palladium, gold and other metals, the Canadian dollar exchange rate, the ability of the Company to meet operating cost estimates, inherent risks associated with mining and processing, as well as those estimates, risks, assumptions and factors described in the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company's LDI and Sleeping Giant mines will operate as anticipated, or that the other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL
RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms "measured", "indicated" and "inferred" mineral resources are

 2ND QUARTER REPORT 2010

required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that "inferred" mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP's mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP's mineral reserves and mineral resources, see NAP's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

North American Palladium Ltd. is a Canadian diversified precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions. As an established producer, the Company operates its two 100%-owned mines in Canada and has a robust pipeline of growth projects near its mine sites where both mills have excess capacity available for production growth.

Lac des Iles ("LDI"), the Company's flagship mine, is one of North America's two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, LDI started producing palladium in 1993. The mine was temporarily placed on care and maintenance in October 2008 due to low metal prices, and was successfully restarted in April 2010. The Company is also currently developing the Offset Zone at the mine, which has the potential to transform LDI into a long life, low cost producer of palladium.

NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec, near Val d'Or, where the Company has the potential to organically grow the gold division through the development of its other gold assets.

The Company has a strong portfolio of development and exploration assets near the LDI and Sleeping Giant mines, and is pursuing a significant exploration program in 2010 aimed at increasing its reserves and resources. With a seasoned senior management team, a strong balance sheet of approximately $148.5 million cash (as at June 30, 2010) and no long-term debt, NAP is well positioned to pursue its growth strategy.

NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL. The Company's common shares are included in the S&P/TSX Global Mining Index.

 2ND QUARTER REPORT 2010

KEY FINANCIAL DATA

(expressed in thousands of dollars except total cash cost and per share amounts)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

FINANCIAL HIGHLIGHTS
Revenue
Revenue after pricing adjustments	$21,215	$(1,278)	$29,145	$4,017
Unit sales
Palladium (oz)	24,089	–	24,089	–
Gold (oz)	5,072	–	11,772	–
Platinum (oz)	1,087	–	1,087	–
Nickel (lb)	89,633	–	89,633	–
Copper (lb)	173,486	–	173,486	–
Net income
Net loss	$(11,560)	$(9,806)	$(26,184)	$(9,459)
Net loss per share	$(0.08)	$(0.11)	$(0.19)	$(0.11)
Cash flow used in operations
Cash flow used in operations before changes in non-cash working capital	$(5,790)	$(9,863)	$(20,092)	$(8,823)
Cash flow used in operations before changes in non-cash working capital per share[1]	$(0.04)	$(0.11)	$(0.15)	$(0.10)
Capital spending	$10,146	$1,898	$14,633	$2,108
OPERATING HIGHLIGHTS
Production
Palladium (oz)	27,839	–	27,839	–
Gold (oz)	5,355	–	10,218	–
Platinum (oz)	1,273	–	1,273	–
Nickel (lb)	105,143	–	105,143	–
Copper (lb)	197,611	–	197,611	–
Total cash cost[1]
Palladium (US$)	$304	–	$304	–
Gold (US$)	$1,545	–	$1,507	–

FINANCIAL CONDITION

	As at June 30 2010	As at December 31 2009
(expressed in thousands of dollars)

Net working capital	$168,205	$114,507
Cash balance	$148,530	$98,255
Shareholder's equity	$254,453	$192,261

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

EXECUTIVE SUMMARY

With the recovery in palladium prices, the Company's LDI palladium mine was successfully restarted in April this year, after temporarily being placed on care and maintenance in October 2008. On an annualized basis, the LDI mine is expected to produce 140,000 ounces of palladium per year from the Roby Zone.

To continue to finance the development of the Offset Zone, the Company completed an equity offering in April of 20,000,000 units at a price of $5.00 per unit for total gross proceeds of $100 million (net proceeds of $94.2 million), which included the exercise of an over-allotment option in the amount of 2,600,000 units at a price of $5.00 per unit. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant entitles the investor to an additional common share at a price of $6.50, subject to adjustment, at any time prior to October 28, 2011.

In July, the Company also obtained a one year $30 million operating line of credit with the Bank of Nova Scotia. The credit facility is secured by the Company's accounts receivable and may be used for working capital liquidity and general corporate purposes.

In July, the Company entered into an agreement to purchase the Vezza gold project in the Abitibi region of Quebec from Agnico-Eagle Mines Ltd. for $10.0 million comprised of $3.5 million in cash and $6.5 million in shares. Vezza is an advanced-stage exploration project in close proximity to the Sleeping Giant mill. According to a recent resource estimate report, the property is estimated to have 288,000 contained ounces of gold in the measured and indicated categories. If developed, management believes that Vezza has the potential to produce approximately 40,000 to 50,000 ounces of gold per year over a 7 - 9 year mine life.

The ramp development into the Offset Zone is progressing well and is currently completed up to the 4827 level of the mine. Once finished, which is anticipated to be by the end of 2010, it will provide a platform for exploration and raise boring the Offset Zone shaft to surface. The completion of the preliminary economic assessment (also known as the Scoping Study) on the Offset Zone is on track to be released later in August.

NAP has commenced deepening the shaft at the Sleeping Giant gold mine by 200 metres. The project, which is about 50% complete, is currently at the 1054 level. Once completed, NAP will gain access to three new mining levels. The shaft deepening is expected to be completed by year end and will allow the Company to access new stopes in zones that have historically provided good tonnage and higher grade feed for the mill. The capital cost of the project is expected to be approximately $4.5 million for the shaft deepening and an additional $1.5 million for auxiliary equipment.

During the second quarter, the Company updated the resource estimate for the Offset Zone at LDI, which increased the indicated resource grade by 25% to 6.29 g/t Pd. NAP also released the first tranche of drill results from the 2010 exploration program that is currently underway at LDI. Drilling to date yielded promising results and extended both the Roby and Offset zones. NAP will continue to invest in exploration in 2010 with a significant program aimed at increasing its reserves and resources at LDI and within its gold division. NAP is completing a $15 million, 68,000-metre drilling and exploration program at LDI to identify additional resources, upgrade resource classifications, and facilitate the planning of future mine development. NAP is also spending approximately $6.2 million on a 53,000-metre gold exploration program in 2010 focused on extending Sleeping Giant zones at depth, drilling the Dormex property (adjacent to the Sleeping Giant gold mine), advancing its Flordin property, surface drilling at its Discovery property, and conducting ground geophysical surveys and drilling at its Laflamme gold property. At the Vezza property, the Company has started the permitting process to have the shaft and underground drifts dewatered in order to conduct surface and underground diamond drilling in the third and fourth quarters of 2010.

 2ND QUARTER REPORT 2010

Financial Highlights

The net loss for the quarter ended June 30, 2010 was $11.6 million or $0.08 per share compared to $9.8 million or $0.11 per share in the same quarter last year. The net loss for the six months ended June 30, 2010 was $26.2 million or $0.19 per share compared to $9.5 million or $0.11 per share in the same period last year.

With both mines operating during the second quarter, revenue after pricing adjustments for the quarter ended June 30, 2010 was $21.2 million compared to a negative $1.3 million in the same quarter last year. Revenue after pricing adjustments for the six months ended June 30, 2010 was $29.1 million compared to $4.0 million in the same period last year.

Cash used in operations for the quarter ended June 30, 2010 was $18.4 million, a decline of $29.9 million as the Company builds up working capital at its LDI mine, compared to cash provided by operations of $11.5 million in the same quarter last year. Cash used in operations for the six months ended June 30, 2010 was $28.6 million, a decline of $54.5 million, compared to cash provided by operations of $25.9 million in the same period last year.

NAP used cash in operating activities of $5.8 million, before changes in non-cash working capital, for the quarter ended June 30, 2010, or $0.04 per share1, as compared to $9.9 million, before changes in non-cash working capital, or $0.11 per share,1 for the quarter ended June 30, 2009. For the six months ended June 30, 2010, NAP used cash in operating activities of $20.1 million, before changes in non-cash working capital, or $0.15 per share,1 as compared to $8.8 million, before changes in non-cash working capital, or $0.10 per share,1 for the same period last year.

Net working capital as at June 30, 2010 was $168.2 million (including cash and cash equivalents and short-term investments of $148.5 million), compared to $114.5 million as at December 31, 2009.

Operational Highlights

For the quarter ended June 30, 2010, 154,394 tonnes of ore was extracted from the Roby Zone at the LDI mine at an average palladium grade of 5.97 grams per tonne. For the six months ended June 30, 2010, 179,234 tonnes of ore was extracted at an average palladium grade of 5.93 grams per tonne. During the three and six month periods ending June 30, 2009, the mine was on temporary care and maintenance. The mine is operating seven days per week on two 12-hour shifts per day. The Company has a workforce of 180 employees at LDI and in the previous quarter signed a new collective agreement with the United Steelworkers, effective until May 31, 2012.

For the three and six months ended June 30, 2010, the LDI mill processed 203,003 tonnes of ore at an average of 6,905 tonnes per operating day, producing 27,839 ounces of payable palladium at an average palladium head grade of 5.78 grams per tonne, with a palladium recovery of 79.4%, and mill availability of 96.4%. During the same period last year, the LDI mill was on temporary care and maintenance. For the three and six months ended June 30, 2010, LDI's total cash cost was US$3041 per ounce.

The ramp development from the Roby Zone into the Offset Zone is progressing well and is currently completed up to the 4827 level of the mine. Once finished, which is anticipated to be by the end of 2010, the ramp will provide a platform for exploration and raiseboring the Offset Zone shaft to surface. The completion of the preliminary economic assessment (also known as the Scoping Study) on the Offset Zone is on track to be released in mid-August.

For the quarter ended June 30, 2010, 23,749 tonnes of ore was hoisted from the underground at the Sleeping Giant gold mine, with 23,078 tonnes being processed by the mill, producing 4,237 ounces of gold at an average head grade of 5.71 grams per tonne. For the six months ended June 30, 2010, 50,582 tonnes of ore was hoisted from the underground with 49,901 tonnes being processed by the mill, producing 9,100 ounces of gold at an average head grade of 5.67 grams per tonne. For the three and six months ending June 30, 2010 Sleeping Giant's total cash cost was US$1,5451 and US$1,507,1 respectively.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

Since commencing operations at the Sleeping Giant mine, mining activities have been confined to zones mined by the previous owner. The ramp up to steady-state production in these zones has proceeded at a slower pace than expected as the tonnes and grade were not in line with initial expectations. New higher grade zones are currently under development in preparation for 2011 production.

In light of the challenges experienced in the existing mine workings, the Company will not meet its guidance of achieving a steady-state production in 2010. Based on current information, the Company is targeting to produce 50,000 ounces of gold in 2011.

A number of measures have been implemented to manage these ramp-up issues. Tighter infill drilling is now being conducted to better manage grade control issues. Shrinkage and long-hole stopes are being favoured over room and pillar stopes, due to the certainty over grade and tonnage recovered.

NAP has commenced deepening the shaft at the Sleeping Giant gold mine by 200 metres. The project, which is about 50% complete, is currently at the 1054 level. Once completed, NAP will gain access to three new mining levels. The shaft deepening is expected to be completed by year end and will allow the Company to access new stopes in zones that have historically provided good tonnage and higher grade feed for the mill. The capital cost of the project is expected to be approximately $4.5 million for the shaft deepening and an additional $1.5 million for auxiliary equipment.

Exploration Highlights

The Company's 53,000-metre LDI exploration program is ongoing, focused on expanding the size of the Offset and Roby zones, increasing the grade of the Offset Zone mineralization, exploring the West Pit and other surface areas, as well as facilitating mine development planning. The positive results from the first tranche of the 2010 drill campaign extended the Roby and Offset zones and encountered very encouraging results through the Offset Zone. The updated resource estimate for the Offset Zone (released May 27, 2010) improved the indicated resource grade by 25% to 6.29 grams per tonne palladium. The Company is planning to drill an additional 10 holes to follow the Roby Zone at depth and north and further drilling will continue to follow the upward extension of the Upper Offset Zone.

At the Sleeping Giant gold mine, the extensional drill program resulted in additional resources both below and adjacent to the current mine workings. Exploration at the mine is ongoing and is comprised of 30,000 metres of underground extensional drilling with a goal to define and extend the zones with the current mine and at depth. Exploration at NAP's other gold assets is also ongoing, including surface drilling at Dormex and Discovery, and an infill drill campaign at Flordin.

The Flordin property in Quebec is located within trucking distance of the Sleeping Giant mill. The property's first-time NI 43-101 report (released in March 2010) estimates that the property contains 679,000 tonnes of measured and indicated resources near surface at an average grade of 4.25 grams per tonne gold for 92,814 contained ounces and an additional inferred resource of 1,451,400 tonnes grading 3.63 grams per tonne gold for a total of 169,261 contained ounces. This summer, NAP is conducting a 10,000-metre infill drill campaign to upgrade the resource classification. The Company believes that the Flordin gold property could have the potential to provide additional feed for the underutilized Sleeping Giant mill and is currently examining open pit scenarios.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

The Discovery project in Quebec is also located within trucking distance of the Sleeping Giant mill. The Company recently filed an environmental impact study for the Discovery project and applied for a mining lease to continue to advance the property toward a future underground exploration program. For the remainder of the year, NAP is conducting a 4,200-metre surface drilling program to expand the gold zone intersected in 2008. The August 1, 2008 scoping study concluded that the project could produce 44,000 ounces of gold per year for four years with a project internal rate of return of 27%, assuming a US$850 gold price.

At the Dormex property, during the quarter the Company started a surface exploration program combining geophysical surveys, reverse circulation drilling of the overburden and diamond drilling.

At the Vezza property, the Company has started the permitting process to have the shaft and underground drifts dewatered in order to conduct surface and underground diamond drilling in the third and fourth quarters of 2010.

Outlook

The Company's management team believes it is delivering on its vision to create a diversified mid-tier precious metals company. The LDI mine offers significant leverage to the price of palladium, which NAP believes will increase and remain strong due to favourable demand and supply fundamentals in the palladium market.

The global economy continues to recover from the effect of the credit crisis. Vehicle sales are returning to their historical norms in mature economies, and remain strong in China, India and Brazil – the emerging economies that will lead the growth in the global automobile market. With the auto sector accounting for more than half of palladium fabrication demand (for the use of catalytic converters), the growing global vehicle production and tightening emission standards are expected to bode well for the price of palladium.

NAP is well positioned to benefit from the forecasted rise in the price of palladium as the Company plans to significantly increase its production by developing and mining the Offset Zone.

The Company commenced full operations at the LDI palladium mine in the second quarter of 2010 and expects to produce approximately 140,000 ounces of palladium per year for two years with total cash costs, net of byproduct credits, to be approximately US$325-350 per ounce of palladium. In the second half of 2010, the Company expects the LDI mine to produce 70,000 ounces of palladium. In light of the challenges experienced in the existing mine workings at Sleeping Giant, the Company will not meet its guidance of achieving steady-state production in 2010. Based on current information, the Company is targeting to produce 50,000 ounces of gold in 2011.

The Company's renewed commitment to exploration is yielding results at the LDI mine, and investments in the Abitibi region of Quebec are consistent with NAP's goal of becoming a 250,000 ounce annual producer of gold.

For the remainder of the year, the Company intends to focus on:

  •
  Growing production and improving operating costs at LDI and improving operations at Sleeping Giant;

  •
  Completing the Scoping Study for the Offset Zone, due for release mid-August;

  •
  Completing the development of the 1,500-metre ramp at the Offset Zone, and deepening Sleeping Giant's mine shaft by 200 metres, both expected to be completed by the end of the year;

  •
  Continue exploration programs aimed at increasing reserves and resources at LDI and in the gold division; and

  •
  Determining expansion plans for NAP's gold assets.

Management believes there could be attractive strategic opportunities to consider in the current environment. The Company may use its strong balance sheet to pursue PGM and/or gold acquisition and joint venture opportunities, but with discipline to ensure it pursues only those transactions that can deliver enhanced and sustainable shareholder value.

 2ND QUARTER REPORT 2010

Metal Prices

Palladium Price (US$/ Troy oz)	Gold Price (US$/ Troy oz)

After peaking in March 2008 at US$582 per ounce, the price of palladium declined by 69% to US$183 per ounce on December 31, 2008. This general decrease prompted the Company to put the LDI mine on temporary care and maintenance at in October 2008. As the price of palladium began to approach US$400, the Company announced in December 2009 that it would restart the LDI mine, which was achieved ahead of schedule and under budget in April of this year.

During the second quarter of 2010, palladium spot prices averaged US$495 per ounce, and US$442 for the first half of the year. The recent price recovery can be attributed to increased investment demand, strong fabrication demand and constrained supply. Palladium is increasingly behaving like a precious metal with investment and jewelry demand, yet has the fundamental underpinning of an industrial metal.

During the second quarter of 2010, the average price of gold was $1,196 per ounce, with gold trading in a range of $1,120 to $1,257 per ounce. This compares to an average of $922 per ounce in the second quarter of 2009, with a low of $870 and a high of $982 per ounce. As of August 5, 2010, the price of gold was US$1,193.

Final pricing on metals settled during the three and six months ended June 30, 2010 are set out in the following table:

Average Realized Metal Prices and Exchange Rates

	Three months ended June 30				Six months ended June 30
	2010		2009		2010		2009

Palladium – US$/oz		$–		$216		$–		$204
Platinum – US$/oz		$–		$1,103		$–		$1,025
Gold – US$/oz		$1,210		$910		$1,151		$896
Nickel – US$/lb		$–		$–		$–		$4.80
Copper – US$/lb		$–		$–		$–		$1.45

Average exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.97	US$	0.86	US$	0.97	US$	0.83

 2ND QUARTER REPORT 2010

For comparison purposes, the following table details the recorded spot metal prices and exchange rate for the specified metals:

Spot Metal Prices* and Exchange Rates

	August 5 2010		June 30 2010		March 31 2010		December 31 2009		September 30 2009		June 30 2009		March 31 2009		December 31 2008

Palladium – US$/oz		$497		$446		$479		$393		$294		$249		$215		$183
Gold – US$/oz		$1,193		$1,244		$1,116		$1,104		$996		$934		$916		$869
Platinum – US$/oz		$1,577		$1,532		$1,649		$1,461		$1,287		$1,186		$1,124		$898
Nickel – US$/lb		$9.97		$8.78		$11.33		$8.38		$7.86		$7.26		$4.27		$4.90
Copper – US$/lb		$3.35		$2.95		$3.56		$3.33		$2.78		$2.31		$1.83		$1.32

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.98	US$	0.94	US$	0.98	US$	0.96	US$	0.93	US$	0.86	US$	0.79	US$	0.82

*
Based on the London Metal Exchange

FINANCIAL REVIEW

Income from mining operations

Income from mining operations includes the following:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenue before pricing adjustments	$21,680	$–	$29,610	$–
Pricing adjustments	(465)	(1,278)	(465)	4,017

Revenue after pricing adjustments	$21,215	(1,278)	29,145	$4,017

Production costs	$16,650	$–	$32,701	$–
Care and maintenance costs	–	3,050	–	6,266
Inventory pricing adjustment	388	(307)	388	(2,995)
Smelter treatment, refining and freight costs	1,176	12	1,194	78
Royalty expense	745	(64)	745	201
Amortization	6,069	52	8,081	102
Loss on disposal of equipment	8	–	17	–
Asset retirement obligation accretion	144	95	288	189

Total operating expenses	$25,180	$2,838	$43,414	$3,841

Income (loss) from mining operations	$(3,965)	$(4,116)	$(14,269)	$176

 2ND QUARTER REPORT 2010

LDI Palladium Mine

Income from mining operations for the LDI palladium mine are summarized in the following table.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenue after pricing adjustments	$16,068	$(1,278)	$16,068	$4,017

Operating expenses
Production costs	$10,132	$–	$16,134	$–
Care and maintenance costs	–	3,050	–	6,266
Inventory pricing adjustment	388	(307)	388	(2,995)
Smelter treatment, refining and freight costs	1,163	12	1,163	78
Royalty expense	745	(64)	745	201
Amortization	3,044	51	3,079	101
Loss on disposal of equipment	9	–	21	–
Asset retirement obligation accretion	95	95	191	189

Total operating expenses	$15,576	$2,837	$21,721	$3,840

Income (loss) from mining operations	$492	$(4,115)	$(5,653)	$177

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a third party smelter for treatment. Final pricing is not determined until the refined metal is sold, which in the case of LDI base metals is three months and precious metals six months after delivery to the smelter. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

Sales volumes of LDI's major commodities are set out in the table below.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Sales volumes
Palladium (oz)	24,089	–	24,089	–
Gold (oz)	972	–	972	–
Platinum (oz)	1,087	–	1,087	–
Nickel (lbs)	89,633	–	89,633	–
Copper (lbs)	173,486	–	173,486	–
Cobalt (lbs)	2,319	–	2,319	–

 2ND QUARTER REPORT 2010

Revenue from metal sales during the three and six months ended June 30, 2010 is set out below.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenue before pricing adjustments	$16,533	$–	$16,533	$–
Pricing adjustments	(465)	(1,278)	(465)	4,017

Revenue after pricing adjustments	$16,068	(1,278)	$16,068	$4,017

Revenue by metal
Palladium	$11,579	$(634)	$11,579	$2,683
Gold	1,284	(324)	1,284	120
Platinum	1,793	(306)	1,793	1,063
Nickel	540	–	540	5
Copper	823	–	823	170
Cobalt	45	–	45	(69)
Silver	4	(14)	4	45

	$16,068	(1,278)	$16,068	$4,017

For the three and six months ending June 30, 2010, revenue before pricing adjustments was $16.5 million, compared to $nil for the same comparative periods last year, reflecting no production from the LDI mine. Due to the recovery of metal prices, the Company recommenced operations in April 2010 after being on care and maintenance since October 2008.

Revenue after pricing adjustments from metal settlements and the mark-to-market of accounts receivable for the three months ended June 30, 2010 was $16.1 million, reflecting a $0.2 million positive foreign exchange adjustment offset by a $0.7 million negative pricing adjustment. This compares to a negative $1.3 million of revenues recognized in the same period last year comprised of a $1.7 million negative foreign exchange adjustment partially offset by a $0.4 million favourable commodity price. For the six months ended June 30, 2010, revenue after pricing adjustments was $16.1 million, reflecting a $0.2 million positive foreign exchange adjustment offset by a $0.7 million negative pricing adjustment. This compares to $4.0 million of revenue recognized in the same period last year comprised of a $4.6 million favourable commodity price adjustment offset by a $0.6 million negative foreign exchange adjustment. The prior period pricing adjustments reflected final pricing on metal settlements relating to concentrate shipments made prior to the October 2008 mine shutdown.

Operating Expenses

For the quarter ended June 30, 2010, total production costs at the LDI mine were $10.1 million, which includes the restart of the LDI mill, compared to $nil in the same quarter last year, when the mine was on care and maintenance. For the six months ended June 30, 2010, total production costs were $16.1 million, which includes the operating costs to restart the Roby Zone and the LDI mill in the first quarter of 2010. The Company expensed the restart operating costs associated with the LDI palladium mine since the mine was placed on temporary care and maintenance in October 2008 when metal prices fell and the Company retained all key senior management during the care and maintenance period in anticipation of a prompt restart when metal prices recovered. Total cash cost1 per ounce of palladium sold, net of by product credits was US$304 for the three and six months ended June 30, 2010.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

For the three months ended June 30, 2010, the inventory pricing adjustments were $0.4 million compared to a recovery of $0.3 million in the same period last year. Similarly, for the six months ended June 30, 2010, the inventory pricing adjustments were $0.4 million compared to a recovery of $3.0 million in the same period last year. In the three and six months ended June 30, 2010, the pricing adjustments reflect the adjustment of ore inventories to net realizable value due to the decrease in metal prices partially offset by the weakening of the Canadian dollar. The comparative periods in the prior year reflected the adjustment of ore inventories to net realizable value due to the increase in metal prices that were partially offset by the strengthening of the Canadian dollar.

Smelter treatment, refining and freight costs for the three months ended June 30, 2010 were $1.2 million compared to a nominal amount in the corresponding period in 2009. For the six months ended June 30, 2010, smelter treatment, refining and freight costs were $1.2 million compared to $0.1 million in the same period last year, which reflected final pricing and assay adjustments on concentrate shipments made prior to placing the mine on temporary care and maintenance in October 2008.

For the three months ended June 30, 2010, royalty expense was $0.7 million compared to a credit of $0.1 million in the same period last year, which reflected final pricing of metal settlements that was less than the mark-to-market adjustments on concentrate shipments made prior to placing the mine on temporary care and maintenance in October 2008. For the six months ended June 30, 2010, the royalty expense was $0.7 million compared to $0.2 million in the same period last year.

Amortization at the LDI mine for the second quarter ended June 30, 2010 was $3.0 million, which includes a reallocation of $0.2 million to concentrate inventory offset by a $0.3 million adjustment due to the write down of crushed and broken ore to net realizable value, compared to $0.1 million in the corresponding period in 2009. For the six months ended June 30, 2010, amortization was $3.1 million, which includes a reallocation of $0.2 million to concentrate inventory, compared to $0.1 million in the corresponding period in 2009. LDI's amortization expense for the three months ended June 30, 2010 reflects the vehicles and equipment including activities to restart the Roby underground mine and mill using the unit of production and straight line methods of amortization, whereas the comparative periods reflected amortization of vehicles still in use while the mine was on care and maintenance.

During the three and six months ended June 30, 2010, the loss on disposition of equipment was nominal compared to $nil in the comparative periods last year.

For the three and six months ended June 30, 2010, asset retirement costs were $0.1 million and $0.2 million respectively, which are comparable to the same periods last year.

 2ND QUARTER REPORT 2010

Sleeping Giant Gold Mine

Income from mining operations for the Sleeping Giant gold mine is summarized in the following table.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenue after pricing adjustments	$5,147	$–	$13,077	$–

Operating expenses
Production costs	$6,518	$–	$16,567	$–
Refining and freight costs	13	–	31	–
Amortization	2,996	1	4,945	1
Gain on disposal of equipment	(1)	–	(4)	–
Asset retirement obligation accretion	49	–	97	–

Total operating expenses	$9,575	$1	$21,636	$1

Loss from mining operations	$(4,428)	$(1)	$(8,559)	$(1)

Revenue

Metal sales for the Sleeping Giant gold mine are recognized at the time that significant risks and rewards transfer to the purchaser.

Sales volumes are set out in the table below.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Sales volumes summary (payable)
Gold (oz)	4,100	–	10,800	–
Silver (oz)	–	–	10,000	–

Revenue from metal sales during the three and six months ended June 30, 2010 is set out below.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenue before pricing adjustments	$5,147	$–	$13,077	$–
Pricing adjustments	–	–	–	–

Revenue after pricing adjustments	$5,147	$–	$13,077	$–

Revenue by metal		–		–
Gold	$5,147	$–	$12,898	$–
Silver	–	–	179	–

	$5,147	$–	$13,077	$–

For the quarter ended June 30, 2010, revenue before and after pricing adjustments was $5.1 million, reflecting gold sales of 4,100 ounces with an average realized price of US$1,210 per ounce. For the six months ended June 30, 2010, revenue before and after pricing adjustments was $13.1 million, reflecting gold sales of 10,800 ounces with an average realized price of US$1,151 per ounce.

 2ND QUARTER REPORT 2010

Operating Expenses

For the three and six months ended June 30, 2010, total production costs at the Sleeping Giant gold mine were $6.5 million and $16.6 million, respectively. There were no production costs for the same periods last year as the mine reached commercial production January 1, 2010. Total cash cost1 was US$1,545 and US$1,507, respectively for the three and six months ended June 30, 2010.

Amortization at the Sleeping Giant gold mine was $3.0 million and $4.9 million for the three and six months ended June 30, 2010, respectively, and reflects the amortization of its mining interests using the unit of production and straight line methods of amortization.

Gain on disposal of equipment and asset retirement obligation accretion for the three and six months ended was nominal as compared to the prior periods.

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. In the opinion of the Company's management, during the three and six months ended June 30, 2010 there were no events or changes in circumstances giving rise to an impairment in the carrying value of long-lived assets. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

Other Expenses

The Company's general and administration expenses for the quarter ended June 30, 2010 were $2.6 million compared to $2.2 million in the same period last year. For the six months ended June 30, 2010, general and administration expenses were $5.3 million compared to $4.3 million in the corresponding period last year. In the current periods, the Company incurred additional administration costs as a result of the acquisition and restart of the Sleeping Giant gold mine.

Exploration expenditures for the quarter ended June 30, 2010 were $6.4 million compared to $3.9 million in the same quarter last year. For the six months ended June 30, 2010, exploration expenditures were $10.6 million compared to $6.3 million in the same period last year, and are comprised of the following:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

LDI Offset Zone project	$992	$2,473	$2,201	$3,955
Other Ontario exploration projects*	3,156	1,301	5,005	2,227
Sleeping Giant mine property	618	142	1,470	142
Other Quebec exploration projects**	1,655	–	1,910	–

Total exploration expenditures	$6,421	$3,916	$10,586	$6,324

*
Other Ontario exploration projects are comprised of the Mine Block, West Pit, South Pit, Creek Zone, North VT Rim, Roby North, Shebandowan, and other LDI exploration projects.
**
Other Quebec exploration projects are comprised of the Montbray, Harricana, Cameron Shear, Flordin, Laflamme, and Florence properties.

Interest and other income for the quarter ended June 30, 2010 was $0.1 million compared to $1.2 million in the corresponding period last year, a decrease of $1.1 million. For the six months ended June 30, 2010, interest and other income was $0.1 million, compared to $1.3 million in the same period in 2009. The reduced interest and other income was due primarily to the lower interest income earned on short term interest bearing deposits.

The foreign exchange gain for the quarter ended June 30, 2010 was nominal compared to $0.8 million in the same period last year. For the six months ended June 30, 2010, the foreign exchange gain was nominal compared to $0.4 million in the comparative period last year. The corresponding periods in 2009 primarily related to foreign exchange gains on the translation of the Company's U.S. dollar denominated capital leases and credit facilities.

 2ND QUARTER REPORT 2010

Income and Mining Tax Recovery

The income and mining tax recovery for the three and six months ended June 30, 2010 is provided in the table below.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

LDI palladium mine
Ontario resource allowance recovery	$–	$–	$(315)	$–
Ontario transitional tax credit	(280)	–	(280)	–
Corporate minimum tax credit	(75)	–	(75)	–

	$(355)	$–	$(670)	$–

Sleeping Giant gold mine
Quebec mining duties recovery	$(110)	$–	$(110)	$–
Quebec income tax recovery	–	–	(26)	–
Mining interests timing difference recovery	(76)	–	(183)	–

	$(186)	$–	$(319)	$–

Corporate and other
Expiration of warrants	$(225)	$–	$(1,593)	$–
Renunciation of flow-through exploration expenditures	(609)	–	(1,324)	–

	$(834)	$–	$(2,917)	$–

	$(1,375)	$–	$(3,906)	$–

For the quarter ended June 30, 2010, the Company's income and mining tax recovery was $1.4 million compared to $nil in the corresponding period last year, due primarily to the recovery of future income taxes created on the renunciation of exploration expenses related to the 2009 flow-through share offering ($0.6 million), the recovery of a tax liability arising in respect of the Ontario harmonization transition rules ($0.3 million), and the recovery of future income taxes created on the expiration of warrants ($0.2 million). For the six months ended June 30, 2010, the income and mining tax recovery was $3.9 million compared to $nil in the same period in 2009, due primarily to the recovery of future income taxes created on the expiration of warrants ($1.6 million), recovery of future income taxes created on the renunciation of exploration expenses related to the 2009 flow-through share offering ($1.3 million), the recovery of a tax liability arising in respect of the Ontario harmonization transition rules ($0.3 million), and the current income tax recovery relating to Ontario in respect of its estimated resource allowance ($0.3 million).

Net Loss

For the quarter ended June 30, 2010, the Company reported a net loss of $11.6 million or $0.08 per share compared to a net loss of $9.8 million or $0.11 per share in the same period last year. For the six months ended June 30, 2010, the Company reported a net loss of $26.2 million or $0.19 per share compared to a net loss of $9.5 million or $0.11 per share in the same period last year.

 2ND QUARTER REPORT 2010

Summary of Quarterly Results

(expressed in thousands of Canadian dollars except per share amounts)

	2010		2009*				2008

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue – before pricing adjustments	$21,680	$7,930	$–	$–	$–	$–	$10,151	$37,191
Pricing adjustments:
Commodities	(666)	–	2	10	373	4,229	(7,568)	(49,687)
Foreign exchange	201	–	(1)	(9)	(1,651)	1,065	9,357	3,149

Revenue – after pricing adjustments	$21,215	$7,930	$1	$1	$(1,278)	$5,295	$11,939	$(9,347)

Exploration expense	6,421	4,165	4,287	2,623	3,916	2,408	4,670	4,231
Cash provided by (used in) operations	(18,433)	(10,172)	(13,097)	(8,911)	11,464	14,455	(16,637)	7,463
Cash provided by (used in) operations prior to changes in non-cash working capital per share[1]	$(0.04)	$(0.11)	$(0.11)	$(0.06)	$(0.11)	$0.01	$(0.19)	$(0.75)
Net income (loss)	(11,560)	(14,624)	(14,361)	(6,194)	(9,806)	347	(112,419)	(71,242)
Net loss per share – basic and diluted	$(0.08)	$(0.11)	$(0.11)	$(0.06)	$(0.11)	$0.00	$(1.31)	$(0.85)

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Cash used in operations prior to changes in non-cash working capital	$(5,789)	$(9,863)	$(20,091)	$(8,823)
Changes in non-cash working capital	(12,644)	21,327	(8,514)	34,742

Cash provided by (used in) operations	(18,433)	11,464	(28,605)	25,919
Cash provided by (used in) financing	93,696	(2,194)	93,482	(4,522)
Cash provided by (used in) investing	(10,120)	4,467	(14,602)	(3,243)

Increase in cash and cash equivalents	$65,143	$13,737	$50,275	$18,154

For the three months ended June 30, 2010, cash used in operations prior to changes in non-cash working capital was $5.8 million, compared to $9.9 million in the same period last year, an increase of $4.1 million. This increase is due primarily to the increased amortization ($5.3 million), partially offset by the increased net loss ($1.1 million), and the future income tax recovery ($0.8 million). For the six months ended June 30, 2010, cash used in operations prior to changes in non-cash working capital was $20.1 million, compared to $8.8 million in the same period last year, a decline of $11.3 million. This decline is due primarily to the increased net loss ($16.1 million) and the future income tax recovery ($2.9 million), partially offset by the increased amortization ($7.3 million).

 2ND QUARTER REPORT 2010

For the quarter ended June 30, 2010, non-cash working capital increased by $12.6 million compared to a decrease of $21.3 million in the same period last year. The $12.6 million increase is due to an increase in accounts receivable ($14.3 million), inventories ($0.9 million) before an amortization adjustment ($0.1 million) and taxes receivable ($0.2 million), offset by an increase to accounts payable and accrued liabilities ($2.7 million) and a decrease to other assets $(0.3 million). For the six months ended June 30, 2010, non-cash working capital increased by $8.5 million compared to $34.7 million in the same period last year. The $8.5 million increase is due to an increase in accounts receivable ($14.3 million) and taxes receivable ($0.6 million) offset by an increase in accounts payable and accrued liabilities ($5.8 million) and a decrease in inventories ($0.5 million) before an amortization adjustment ($0.2 million).

For the quarter ending June 30, 2010, cash used in operations was $18.4 million compared to cash provided by operations of $11.5 million in the corresponding period last year. For the six months ending June 30, 2010, cash used in operations was $28.6 million compared to cash provided by operations of $25.9 million in the corresponding period last year.

For the quarter ending June 30, 2010, financing activities provided cash of $93.7 million and reflected the $94.2 million net proceeds received from the April 2010 equity offering, offset by the scheduled repayment of capital leases of $0.5 million, compared to cash used of $2.2 million in the corresponding period last year. For the six months ending June 30, 2010, financing activities provided cash of $94.2 million related to the April 2010 equity offering, offset by the scheduled repayment of capital leases of $0.7 million, compared to cash used of $4.5 million in the corresponding period last year. The Company's obligations under capital leases increased to $3.3 million at June 30, 2010 from $1.1 million at December 31, 2009 due to new capital lease obligations of $2.9 million, offset by scheduled capital lease repayments of $0.7 million.

On April 28, 2010, the Company completed an equity offering of 20,000,000 units at a price of $5.00 per unit for total net proceeds of $94.2 million (issue costs $5.8 million), which included the exercise of an over-allotment option in the amount of 2,600,000 units at a price of $5.00 per unit. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase an additional common share at a price of $6.50, subject to adjustment, at any time prior to October 28, 2011. In the event that the closing sale price of the common shares on the TSX is greater than $7.50 per share for a period of 20 consecutive trading days at any time after the closing of the offering, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company.

For the three and six months ended June 30, 2010, investing activities required cash of $10.1 million and $14.6 million, respectively relating to additions to mining interests as provided in the table below. For the three months ended June 30, 2009, investing activities provided cash of $4.5 million, the majority of which was attributable to the acquisition of Cadiscor in which the Company received $7.2 million in cash offset by transaction costs of $0.9 million. Additions to mining interests during this comparative prior period were $1.9 million. For the six months ended June 30, 2009, investing activities required cash of $3.2 million, of which $0.9 million was attributable to transaction costs associated with the acquisition of Cadiscor and $2.1 million related to additions to mining interests.

19
 2ND QUARTER REPORT 2010

Additions to mining interests

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

LDI palladium mine
Offset zone development	$5,036	$–	$5,972
Roby zone development	877	–	982	–
Jaw crusher	163	–	1,042	–
Mill flotation redesign	223	–	796	–
Tailings management facility	297	109	297	128
Other equipment and betterments	348	68	736	259

	$6,944	$177	$9,825	$387

Sleeping Giant gold mine
Shaft deepening	$1,698	$–	$2,658	$–
Underground and deferred development	958	1,569	1,514	1,569
Other equipment and betterments	546	140	632	140

	$3,202	$1,709	$4,804	$1,709

Corporate and other
Other equipment and betterments	$–	$12	$4	$12

	$10,146	$1,898	$14,633	$2,108

Capital Resources

As at June 30, 2010 the Company had cash and cash equivalents of $148.5 million compared to $98.3 million as at December 31, 2009. The funds are invested in short term interest bearing deposits at a major Canadian chartered bank.

The cash flow from the LDI palladium mine and the Sleeping Giant gold mine, together with the Company's cash reserves, are expected to be sufficient to meet the Company's requirements in the near term. In 2010, the Company intends to continue to deepen the mine shaft at the Sleeping Giant gold mine at an estimated cost of $4.5 million plus an additional $1.5 million for auxiliary equipment, and continue LDI's Offset Zone ramp development at an estimated cost of $16 million. NAP also plans to spend approximately $6.2 million on its Quebec properties as well as approximately $15 million on its Ontario properties.

In July, the Company also obtained a one year $30 million operating line of credit with the Bank of Nova Scotia. The credit facility is secured by the Company's accounts receivables and will be used for working capital liquidity and general corporate purposes.

Contractual Obligations

As at June 30, 2010	Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	1 Year	2-3 Years	4-5 Years	>5 Years

Capital lease obligations	$3,561	$1,668	$1,856	$37	$–
Operating leases	2,291	1,572	486	140	93
Purchase obligations	21,653	21,653	–	–	–

	$27,505	$24,893	$2,342	$177	$93

20
 2ND QUARTER REPORT 2010

In addition to the above, the Company also has asset retirement obligations in the amount of $13,209 that would become payable at the time of the closures of the LDI and Sleeping Giant mines. The expected life of these mines is presently projected to 2012. Deposits established by the Company to offset these future outlays amount to $10,508. As a result, $2,701 of funding is required prior to closure of the mines.

Related Party Transactions

There were no related party transactions to report for the three and six months ended June 30, 2010.

OUTSTANDING SHARE DATA

As of August 12, 2010, there were 147,450,300 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 3,018,050 common shares of the Company at a weighted average exercise price of $3.50 per share. As of the same date, there were also 19,530,000 warrants outstanding each warrant entitling the holder thereof to purchase one common share at a weighted average exercise price of $5.37 per share.

REVIEW OF OPERATIONS

LDI Palladium Mine

The key operating results for the LDI palladium mine are set out in the following table.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Tonnes of ore milled	203,003	–	203,003	–
Production
Palladium (oz)	27,839	–	27,839	–
Gold (oz)	1,118	–	1,118	–
Platinum (oz)	1,273	–	1,273	–
Nickel (lbs)	105,143	–	105,143	–
Copper (lbs)	197,611	–	197,611	–
Palladium head grade (g/t)	5.78	–	5.78	–
Palladium recoveries (%)	79.4	–	79.4	–
Tonnes of ore mined	154,394	–	179,234	–
Cost per tonne milled	$50	–	$50	–
Total cash costs ($USD)[1]	$304	–	$304	–

The LDI mine consists of an open pit, an operating underground mine (currently producing from the Roby Zone), and a mill with a nominal capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic nickel-copper-platinum group metals ("PGM") deposits.

During the three months ended June 30, 2010, 154,394 tonnes of ore was extracted from the LDI mine with an average palladium grade of 5.97 grams per tonne. For the six months ended June 30, 2010, 179,234 tonnes of ore was extracted at an average palladium grade of 5.93 grams per tonne. During the same comparative periods last year, no ore was extracted as the LDI mine was still on care and maintenance. Ore production from the Roby Zone at the LDI mine is operating at 2,600 tonnes per day, seven days per week, on two 12-hour shifts per day. The Company has a planned workforce of approximately 180 people at LDI and has signed a new collective agreement with the United Steelworkers, effective until May 31, 2012. In the previous quarter, the Company also renewed its smelting contract with Xstrata Nickel.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

The mining method for the underground mine is sublevel retreat longitudinal longhole stoping with unconsolidated rock fill. The mining block interval is 95 metres floor to floor with two sublevels in between and 20 metre sill pillars between blocks. Stopes average 60 metres in length with 7 to 10 metre-wide vertical rib pillars between stopes. Total intake ventilation for the mine is designed to be 205 cubic metres per second. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

As currently envisaged, the Company will continue mining the Roby Zone for approximately two years while developing the Offset Zone with the objective of achieving a seamless changeover from the Roby Zone to the Offset Zone. The Offset Zone could potentially increase LDI's mine life and substantially increase production at significantly reduced cash costs.

LDI Mill

For the three and six months ended June 30, 2010, the LDI mill processed 203,003 tonnes of ore at an average of 6,905 tonnes per operating day, producing 27,839 ounces of payable palladium at an average palladium head grade of 5.78 grams per tonne, with a palladium recovery of 79.4%, and mill availability of 96.4%. During the same comparative periods last year, the LDI mill was on temporary care and maintenance. Production costs, per tonne of ore milled, were $50 for the three and six months ended June 30, 2010. The mill is operating on a batch basis, with a two-week operating and a two-week shutdown schedule.

For the quarter ended June 30, 2010, the Company incurred capital costs relating to the mill of $0.4 million, which included the jaw crusher ($0.2 million) and mill flotation redesign ($0.2 million). For the six months ended June 30, 2010, the Company incurred capital costs relating to the mill of $2.1 million, which included the jaw crusher ($1.0 million), mill flotation redesign ($0.8 million), and other equipment and betterments ($0.3 million).

Sleeping Giant Gold Mine

The key operating results for the Sleeping Giant gold mine are set out in the following table.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Tonnes of ore milled	23,078	–	49,901	–
Production
Gold (oz)	4,237	–	9,100	–
Gold head grade (g/t)	5.71	–	5.67	–
Gold recoveries (%)	95.4	–	95.4	–
Tonnes of ore hoisted	23,749	–	50,582	–
Cost per tonne milled	$282	–	$332	–
Total cash costs ($USD)[1]	$1,545	–	$1,507	–

The Sleeping Giant gold mine is located in the Abitibi region of Quebec and consists of an underground mine and a mill with a capacity of 900 tonnes per operating day. For the quarter ended June 30, 2010, 23,749 tonnes of ore was hoisted from the underground mine with an average gold grade of 5.99 grams per tonne. For the six months ended June 30, 2010, 50,582 tonnes of ore was hoisted from the underground mine with an average gold grade of 5.39 grams per tonne.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 32

 2ND QUARTER REPORT 2010

Since commencing operations at the Sleeping Giant mine, mining activities have been confined to zones mined by the previous owner. The ramp up to steady-state production in these zones has proceeded at a slower pace than expected as the tonnes and grade were not in line with initial expectations. New higher grade zones are currently under development in preparation for 2011 production.

A long-term solution is expected to be in place by year-end, once the Company's development team has completed a 200-metre shaft deepening. This will allow the Company to access new stopes in zones that have historically provided good tonnage and higher grade feed for the mill.

For the balance of 2010, a number of measures have been implemented to manage these ramp-up issues. Tighter infill drilling is now being conducted to better manage grade control issues. Shrinkage and long-hole stopes are being favoured over room and pillar stopes, due to the certainty over grade and tonnage recovered. The Company will continue to adjust its mine plan and methods in order to optimize operations.

In light of the challenges experienced in the existing mine workings, the Company will not meet its guidance of achieving steady-state production in 2010. Based on current information, the Company is targeting to produce 50,000 ounces of gold in 2011.

The Sleeping Giant gold mine was in production from 1988 to 1991 and from 1993 to September 2008, when it was placed on care and maintenance by its previous owner. Historically, cumulative production at the mine was approximately 960,000 ounces of gold over 20 years at an average grade of approximately 11.44 grams per tonne gold.

The mine is accessed by a four-compartment production shaft with a total depth of 1,053 metres. Levels are spaced at 45 metres from surface to a depth of 235 metres, and from there to a depth of 975 metres are spaced at 60 metres. The exploration shaft and various raises allow all portions of the mine to be ventilated with fresh air. An ore pass and a waste pass allow material to be handled and raised to the surface. The deepest working level of the mine is presently 975 metres. The mine uses 3 and 5 tonne electric locomotives and rail cars.

Three mining methods have been used to extract ore, with the method being determined according to the dip of a particular zone. For slopes over 65 degrees, long-hole and shrinkage stope extraction is used. For slopes between 65 and 45 degrees, the method employed is generally shrinkage stope mining (with some stopes mined by long-hole methods). For slopes below 45 degrees, the room and pillar extraction method is used.

Sleeping Giant Mill

For the quarter ended June 30, 2010, the mill processed 23,078 tonnes of ore, producing 4,237 ounces of gold at an average gold head grade of 5.71 grams per tonne, with a gold recovery of 95.4% and mill availability of 96%. For the six months ended June 30, 2010, the mill processed 49,901 tonnes of ore, producing 9,100 ounces of gold at an average gold head grade of 5.67 grams per tonne, with a gold recovery of 95.4% and mill availability of 98%. Higher head grades are anticipated once the mine achieves its steady-state production levels. Production costs per tonne of ore milled were $282 and $332, respectively for the three and six months ended June 30, 2010.

At June 30, 2010, the mill contained approximately 1,499 ounces of gold that was included in inventory and valued at net realizable value, as it had not been sold by the end of the period. This gold is in solution and will be recovered if the mine experiences an extended shutdown.

The Sleeping Giant mill has a rated capacity of 900 tonnes per day and was operating at approximately 894 and 807 tonnes per operating day, respectively for the three and six months ended June 30, 2010.

At steady-state production, the mill will only be operating at 60% capacity. The Company is currently completing a mill expansion study as the Company believes that its other gold assets (which are within trucking distance of the Sleeping Giant mill) have the potential to exceed current mill capacity.

 2ND QUARTER REPORT 2010

EXPLORATION UPDATE

Offset Zone

The Offset Zone of the LDI property was discovered by the Company's exploration team in 2001. The Offset Zone is currently considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the southwest of the Roby Zone. On May 27, 2010, NAP published an updated mineral resource estimate, by Scott Wilson Roscoe Postle & Associates ("RPA") that includes the results of drilling completed in 2009. RPA concluded that the Offset Zone still remains open along strike to the north, south and at depth. The resource estimate also increased the palladium indicated resources grade in the Offset Zone by 25%, from 5.02 grams per tonne (the last published resource grade in March 2009) to 6.29 grams per tonne.

The estimated mineral resources of the Offset Zone are as follows:

Category	Tonnes (millions)	Pd g/t	Pt g/t	Au g/t	Ni %	Cu %	Pd (000 oz)

Indicated	8.628	6.29	0.419	0.395	0.136	0.110	1,745
Inferred	3.322	5.70	0.352	0.233	0.095	0.074	609

The mineral resource calculation uses a minimum 4 grams per tonne palladium resource block cut-off.

It should be noted that the updated resource for the Offset Zone does not include drilling data from the Cowboy and Outlaw zones, as there was insufficient drill data at the time for a resource estimate. A 43-101 Technical Report, to be prepared by RPA, will include updated reserves and resources for the Roby underground mine at LDI, and is expected to be available in the fourth quarter of 2010.

The Company has engaged P&E Mining Consultants Ltd. ("P&E") as well as Nordmin Engineering ("Nordmin"), Xstrata Process Support, and RPA to assist in assessing the optimal mining and milling configuration of developing the upper portion of the Offset Zone. The Company and P&E are working towards completing an advanced preliminary economic assessment (also known as the Scoping Study), expected to be available mid-August. Based on the work done to date with P&E, and recent exploration success, the Company believes that the most efficient way to mine the Offset Zone is by way of shaft access, with a capacity of approximately 5,000 tonnes or more per day. The mining method to be utilized is "Super Shrinkage", a high volume bulk mining method similar to that used by Agnico-Eagle Limited at their Goldex mine in Quebec. This method increases the overall upfront capital requirements but is expected to significantly reduce the operating costs compared to other mining methods.

Offset and Roby zones

During the first quarter of 2010, the Company began a program of surface directional drilling with two rigs. The purpose of the drilling program is to intersect the Offset Zone between elevation 4500 and 4650, in order to increase the quality of the resource definition at these levels and eventually deeper, later in the year. Underground drilling also continued for infilling to complete the 30 metre grid on the upper part of the Offset Zone.

On June 7, 2010, the Company issued a press release regarding the results of the exploration drilling on the Offset and Roby zones. Since the beginning of 2010, four drills have completed 63 holes totaling 20,500 meters, of which:

  •
  26 holes (5,485 meters) were completed from underground on the extension of the Roby Zone; and

  •
  37 holes (15,015 metres) were completed on the Offset Zone including:

  (i)
  Underground on the upward extension of the Upper Offset Zone (mine elevation 4900 and higher);

 2ND QUARTER REPORT 2010

    (ii)
    On the Central Offset Zone to complete the previous drilling pattern and to follow its northern extension; and

    (iii)
    From surface with directional drilling, with the first deep holes into the Lower Offset Zone (mine elevation 4650 and lower).

Results were positive and expanded the Offset and Roby zones which are still open laterally and at depth. The Offset Zone was drilled toward surface with mineralization intersected up to the 4950 level. Additional drilling is continuing on the Offset and Roby zones in the third quarter of 2010.

Cowboy Zone and Outlaw Zone

The Cowboy Zone is located 30 to 60 metres to the west of the Offset Zone and was discovered in 2009 during infill drilling of the Offset Zone. This new discovery has the potential to extend the life of the LDI mine and could potentially impact the economics of the mine. The first phase of the drilling campaign indicated that the Cowboy Zone extends for up to 250 metres along strike and 300 metres down dip. The assay results from the Phase 2 drilling extended the limit of the Cowboy Zone 50 metres farther to the north for a total strike length of 300 metres. The Outlaw Zone was intersected to the west of the Cowboy Zone and further drilling is required to explore the vertical and lateral limit of this mineralization. Additional infill drilling will be needed before resource calculations can be completed on the Cowboy and Outlaw zones. With the development of the $16 million ramp into the Offset Zone, drilling platforms will be established along this ramp to facilitate further exploration drilling of the Cowboy and Outlaw zones.

West Pit

The surface drill program in the West Pit area of the LDI mine property was planned to follow up on historic and previous drill results and discover new mineralized zones adjacent to the open pit mine. In total, 29 holes were drilled in 2009 from within 150 metres of the west wall of the open pit with assays that were of higher grade than the historic average grade of 1.99 grams per tonne palladium at the LDI open pit mine. During the second quarter of 2010, a compilation of all geological and assay results was completed and interpreted. The study concluded there is insufficient mineralization at this time to support the development of an open pit operation in that sector.

Lac Legris Property

During the second quarter of 2010, the Company signed an Option and Purchase Agreement with a group of individuals pursuant to which the Company can acquire a 100% interest in the Lac Legris property in exchange for cash payments totaling $0.3 million over 3 years, advance royalty payments totaling $0.1 million over 4 years, and royalties of either 2.5% or 1.5% NSR, depending on the related claim location.

The property is adjacent to the south east of the Company's LDI property. It is composed of 15 claims and covers an area of approximately 4,297 hectares. The property is underlain by mafic and ultramafic rocks and was optioned for its PGE potential. The property is at a preliminary exploration stage and surface mapping, trenching and sampling is planned in the third quarter of 2010, with diamond drilling to commence in the fourth quarter of 2010.

Sleeping Giant Gold Mine Property and Dormex Property

The main focus of the drilling program that was conducted in the latter half of 2009 at Sleeping Giant was to demonstrate the potential to further extend the mine life. The extensional drill program resulted in additional resources both below and adjacent to the current mine workings, including an extension of the 30 West zone and the 3 zone. In 2010, the Company commenced an ongoing 30,000 metres of extensional underground drilling at a cost of approximately $2.1 million with the objective of extending the mine life further by identifying new resources and converting mineral resources to mineral reserves.

 2ND QUARTER REPORT 2010

In the second quarter of 2010, the Company started a surface exploration program at the Dormex property, which surrounds the Sleeping Giant gold mine, combining geophysical surveys, reverse circulation drilling of the overburden and diamond drilling.

Discovery Property

At the end of 2009, the Company filed an environmental impact study for the Discovery project and applied for a mining lease to continue to advance the property toward a future underground exploration program. During the second quarter of 2010, the Company was advised that additional information was requested for the permitting process. All requests were met and the process is continuing. The Company expects to complete the permitting process in the third quarter of 2010.

A 4,200-metre surface drilling program on the 1200E sector of the property was started in the second quarter of 2010 in order to expand the gold zones intersected in 2008. The program will continue into the fourth quarter of this year.

Flordin Property

The Flordin property is approximately 40 kilometres north of the town of Lebel-sur-Quévillon, Quebec, in close proximity to NAP's Discovery project and within trucking distance of the Sleeping Giant mill. Preliminary exploration drilling in 2008 intersected several mineralized zones, expanding the known dimensions of the mineralized area. InnovExplo Inc. was contracted in 2009 to prepare a NI 43-101 resource estimate on the property. The presence of several parallel gold veins near surface led to consideration of possible open pit mining scenarios. Using a 2 gram per tonne gold cut-off, the NI 43-101 report estimates that the property contains 679,000 tonnes of measured and indicated resources at an average grade of 4.25 grams per tonne gold for 92,814 contained ounces and an additional inferred resource of 1,451,400 tonnes grading 3.63 grams per tonne gold for a total of 169,261 contained ounces.

In the second quarter of 2010, NAP commenced a 10,000-metre infill drill campaign to upgrade the resource classification. The drilling campaign will continue in the third quarter of 2010. The Company believes that the Flordin gold property could have the potential to provide additional feed for the underutilized Sleeping Giant mill.

Cameron Shear and Florence Properties

The Company has an option to earn a 50% interest in the Cameron Shear property, which is currently 100% owned by Canadian Royalties Inc. Florence is a small 100% Cadiscor-owned property that is located north and adjacent to the Cameron Shear property. These properties are adjacent and to the east of the Discovery gold deposit.

Laflamme Gold Property

During the third quarter of 2009, the Company entered into an option and joint venture agreement with Midland Exploration Inc. ("Midland") to earn an initial 50% interest in the Laflamme gold property. Strategically located between the Company's Sleeping Giant gold mine and the Comtois gold deposit in Quebec's Abitibi region, the Laflamme gold property consists of 410 claims covering a surface area of approximately 220 square kilometres west of Lebel-sur-Quevillon. Laflamme offers excellent potential for gold mineralization. A recent study conducted by the Ministère des Ressources naturelles et de la Faune du Québec ("MNRF") has identified a list of gold-bearing targets in major structures that appear on the property. The Laflamme property stretches 20 to 60 kilometres east of the Sleeping Giant mine. In the fourth quarter of 2009, the company conducted an electro-magnetic aerial survey over the property in order to identify exploration targets. The survey results were analyzed during the first quarter of 2010. A number of targets were identified and line-cutting and ground geophysical surveys were initiated in the second quarter of 2010. A drilling campaign on the anomalies is scheduled to start in the third quarter of 2010, following the interpretation of the ground geophysical surveys.

Shebandowan West Project

The Company holds a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies. The land package, which totals

 2ND QUARTER REPORT 2010

approximately 7,842 hectares, is located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company's LDI mine. Vale retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

The Company and Vale have conducted a large ground geophysical survey on the property in the first quarter of 2010. Preliminary results support further exploration work on the property and the parties have approved an 8-hole, 3,000 meters drilling program that is scheduled to start in the third quarter of 2010. Nickel and copper mineralization containing PGEs are targeted.

Vezza Gold Property

On April 20, 2010, the Company announced that it was acquiring the Vezza gold property from Agnico-Eagle Mines Limited ("AEM"), for consideration of $10 million. Vezza is an advanced-stage exploration project in close proximity to the Sleeping Giant mill. The project is estimated to have 288,000 contained ounces of gold in the measured and indicated categories and an additional 121,000 contained gold ounces in the inferred category (RPA 43-101 report, dated February 23, 2010). The deposit was subject to extensive surface and underground exploration and development from 1995 to 1998 by AEM. The Company has started the permitting process to have the shaft and underground drifts dewatered in order to conduct surface and underground diamond drilling in the third and fourth quarters of 2010.

FUTURE ACCOUNTING STANDARDS

Impact of International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The Company is required to adopt IFRS for the reporting of its interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly. Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoption, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

An effective conversion to IFRS requires that the Company address issues pertaining to various elements. These elements include financial reporting expertise, accounting policies, internal controls over financial information ("ICFR") and disclosure controls and procedures ("DC&P"), business activities, and consideration of the Company's information systems.

Financial Reporting Expertise

The Company is committed to ensuring that its board, management and employees possess the appropriate technical training to facilitate a smooth transition to IFRS. In preparation for the transition to IFRS, key members of the IFRS project team attended various seminars and information sessions and reviewed IFRS standards with a focus on identifying existing and emerging issues relating to the conversion to IFRS and ensuring their inclusion in the Company's preliminary conversion project scoping analysis. Based on those transition issues identified, the Company's IFRS project team has performed an evaluation of the impact of the adoption of IFRS on its consolidated

 2ND QUARTER REPORT 2010

financial statements, including the optional exemptions which may be elected by the Company under IFRS 1, the transitional standard addressing initial adoption of IFRS.

During 2009, key management personnel attended various seminars and information sessions regarding IFRS standards and related transition issues and held informal discussions with key operational and IT personnel regarding the pending changes under IFRS. Management has consulted with its external auditors regarding the evaluation of its readiness for conversion and the identification of key IFRS issues and has utilized various external resources to identify and obtain appropriate sources of IFRS guidance.

Information sessions were held with members of the Board of Directors (including Audit Committee members) both in 2009 and during the first quarter of 2010. At these information sessions, management and external consultants provided an overview of the project timeline and potential transition issues, IFRS standards and developments affecting the Company, and identified impacts on the financial statements of the Company.

Management has and will continue to monitor developments under IFRS and provide quarterly updates to the Audit Committee regarding the project status, IFRS standards, proposed policy changes, and financial impacts on balances previously reported under Canadian GAAP.

A)    Accounting Policies

  During the conversion project, the Company has compared and evaluated the impacts of IFRS standards on its operations in comparison to those standards presently applied under Canadian GAAP. To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements).

  The Company has determined that the IFRS 1 exemptions which are likely to be elected by the Company at the time of transition to IFRS on January 1, 2010 are those related to: business combinations; share-based payment transactions; leases; investments in subsidiaries, jointly controlled entities and associates; compound financial instruments; and decommissioning liabilities included in the cost of property, plant and equipment. The IFRS 1 elections relating to insurance contracts and assets and liabilities of subsidiaries, associates and joint ventures will not likely apply to the Company as it does not hold any insurance contracts and both the Company and its subsidiaries will transition to and adopt IFRS concurrently. In addition, IFRS 1 elections relating to fair value as deemed cost or cumulative translation differences are not expected to be applied. The Company is currently completing its review of the applicability of remaining IFRS 1 elections and will continue to review the impacts of amendments to IFRS standards regarding its present position relating to the above elections prior to the adoption of IFRS on January 1, 2011.

  In addition to the identification of IFRS 1 elections, the Company has identified potential transition differences existing between Canadian GAAP and IFRS standards which may exist at January 1, 2010. However, in the period leading up to the transition to IFRS, the AcSB has issued Canadian accounting standards that are converged with IFRS standards such as IAS 2 (Inventories), IAS 16 (Capital Assets), IAS 38 (Intangible assets), and IFRS 9 (formerly IAS 32 and IAS 39) relating to the presentation, reporting and disclosure of financial instruments. This convergence has mitigated the impact of adopting IFRS at the mandatory transition date.

  Mining Interests and Amortization

  Under IFRS standards, the Company uses historical costs of the mining interests and applies IFRS standards on a retrospective basis to determine their value at the January 1, 2010 transition date. Alternatively, the Company may

 2ND QUARTER REPORT 2010

  elect under IFRS 1 and assign the fair value to such assets based on their market value at the date of transition. Management is proposing to utilize the historical cost method of determining fair value at the January 1, 2010 transition date for all of the Company's consolidated entities and has prepared its preliminary analysis of transition variances on that basis.

  Although certain aspects of the standards are converged, differences still exist primarily with regards to the determination of impairment of assets under IAS 36. Under IFRS, the Company is required to identify cash generating units ("CGU's") independently for each of its consolidated entities. These CGU's represent the smallest group of assets which are capable of generating cash independently from other assets held by the Company. Specific distinction of such asset groupings is not presently applied under Canadian GAAP. As a result, management is in the process of reviewing its preliminary determinations of such groupings.

  In determining whether impairment exists under Canadian GAAP, the Company performs a two-step approach that compares the net book value of assets to the undiscounted and discounted expected future cash flows from operations. Under IFRS, a one-step approach is used by which the determination of impairments require the comparison of the net book value of each of the CGU's to the recoverable amount of the CGU. The recoverable amount is determined as the higher of the fair value of the expected future cash flows from that CGU, less costs to sell ("Fair Value Less Cost to Sell") and the "Value in Use". If fair value using the Fair Value Less Cost to Sell method is higher than carrying value of the CGU, the impairment test is passed and evaluation using the Value in Use method is not performed.

  Under Canadian GAAP, any impairment assessed is not reversed. Under IFRS, impairments assessed must be reversed in subsequent periods should economic conditions recover. As a result of the significant impairments applied to the LDI mine assets in 2004 and 2008 and the recent recovery of metals prices in the market, it is possible that the Company may potentially recognize a reversal of such impairments at the January 1, 2010 transition date or in a subsequent period after transition.

  Management is presently reviewing its preliminary analysis of the potential impact of the application of these IFRS standards on its reported mining interest balances.

  Financial Instruments

  Although the allocation of fair values between the debt and equity components of compound financial instruments issued by the Company is performed differently under IAS 32, Financial Instruments Presentation, from the pro-rata method applied under Canadian GAAP, the measurement of the fair values of such instruments does not differ materially.

  The Company is evaluating the decision to make the election available to it under IFRS 1 relating to compound financial instruments. Application of this election would eliminate the need to recognize transition variances relating to those debt instruments fully repaid prior to the January 1, 2010 transition date. As a result, only outstanding debt instruments and compound instruments denominated in foreign currencies would require retrospective restatement at the time of transition to IFRS on January 1, 2010.

  The adoption of IAS 32 may result in material reallocations of balances within the Company's debt and equity accounts. It is the Company's preliminary assessment that, since a majority of the Company's debt and foreign denominated equity instruments matured prior to January 1, 2010, the impact of the adoption of IAS 32 will be mitigated. However, recent and proposed amendments to IFRS standards relating to financial instruments (IAS 32, 39, IFRS 7 and the future standard IFRS 9) may further impact the adjustments required for conversion to IFRS. Therefore, the Company's determination of the financial impact of the final transition adjustments will be subject to its review of these amendments to IFRS standards and cannot be conclusively quantified at this time.

 2ND QUARTER REPORT 2010

  Share-Based Payment Transactions

  The Company has identified differences relating to the measurement of share-based payments under IFRS 2 relating to the Company's stock compensation plans. The differences between Canadian GAAP and IFRS primarily relates to the measurement of stock compensation expense relating to the Company's stock option plan and the valuation of restricted share units ("RSU") liabilities at each reporting date.

  Under Canadian GAAP, stock compensation expense is calculated on a straight-line amortization method over the respective vesting period for each stock option. Under IFRS, stock compensation expense is recognized on a graduated method over the vesting period and a provision is generally applied against the recognized expense based on the historical rate of non-vesting of options.

  Under Canadian GAAP, the fair value assigned to the liability of outstanding RSU's is the value of the Company's share price at each reporting date. Under IFRS, the fair value of the RSU liability at each reporting date is calculated to also include the intrinsic value of the underlying option of the holder to elect the timing of payment of the liability. As a result, under IFRS, the Company's determination of the fair value of each RSU at each reporting date will now also recognize the incremental value attributable to the volatility of the share price over the remaining term of each RSU. Management presently expects to utilize the Black-Scholes model to determine the option value contained in each RSU.

  The Company's election under IFRS 1 relating to share-based payments will restrict the adjustments relating to the measurement of such equity instruments to only those instruments granted after November 7, 2002 and which have not vested at the date of transition of January 1, 2010.

  Mine Restoration Obligations

  The measurement of decommissioning liabilities and related balances included in the cost of property, plant and equipment in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets differs from that applied by the Company under Canadian GAAP. An election by the Company under IFRS 1 would permit the measurement of these amounts as at January 1, 2010 with prospective application of IFRS standards subsequent to that date.

  The Company is continuing to evaluate the potential impact of existing IFRS standards and proposed amendments to those standards on its reported balances under IFRS. As a result of ongoing analyses and the potential amendments proposed to key IFRS standards, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

  Flow-Through Shares

  The Company is presently reviewing its accounting policies relating to flow-through shares. Under Canadian GAAP, the accounting treatment of flow-through shares is addressed by Emerging Issues Committee (EIC) 146, Flow-Through Shares. Under IFRS, IAS 12, Income Taxes, contains no specific guidance on the appropriate accounting for flow-through shares. Therefore, entities are required to apply judgment in developing an appropriate model accounting policy based on the principles of IFRS standards.

  SIC Interpretation 25, Income Taxes – Changes in the Tax Status of an Entity or its Shareholders, provides some additional guidance in that it requires that the current and deferred tax consequences of a change in tax status shall be included in profit or loss for the period, unless those consequences relate to transactions and events that result in a direct credit to the recognized amount of equity. The portion of tax liabilities or assets related to such recognized equity amounts which is not included in profit or loss must be charged or credited directly to equity.

 2ND QUARTER REPORT 2010

  The Company's initial review of the above IFRS guidance and consultation with external sources, suggest that an approach similar to that applied under U.S. GAAP may be more appropriate.

  Under Canadian GAAP, proceeds received from the issue of flow-through shares are included in the value of the Company's common share capital. The subsequent renunciation of tax deductions by the Company results in the recognition of a future tax liability and an equivalent charge is applied to reduce common share capital. Under U.S. GAAP, the fair value of the common shares issued is added to share capital with any excess of proceeds over the market value of the common shares being recorded as a liability. At the time of renunciations by the Company, the subsequent increases in future tax liabilities realized in excess of the initial amounts are expensed in the period of renunciation. As a result, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

  Management does not anticipate any material changes to its policies and procedures due to the adoption of IFRS standards for flow-through shares since it presently applies such policies and procedures through its requirement to determine and report the treatment for flow-through shares under both Canadian and U.S. GAAP.

  Revenue Recognition

  Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on forward prices upon delivery of the concentrate to the smelter. Revenue from the sale of gold is recognized upon value date, which is when title transfers and the rights and obligations of ownership pass.

  Since each of the above methods of revenue recognition are supported by IAS 18, and the Company recognizes revenues separately for each of the metals contained in the concentrate and doré bars, management's initial review of IAS 18 (Revenue) did not identify any significant issues which would require a material change to the Company's existing revenue recognition policies at the IFRS transition date.

  Leases

  Canadian GAAP and IFRS are similar standards in that they both require an entity to make a classification of leases based on whether substantially all of the benefits and risks of ownership have been transferred to the lessee. However, there are differences in how to classify leases and the terminology used in each standard.

  The reporting of a lease agreement under Canadian GAAP is based upon its classification as either a capital or operating lease. This classification utilizes a specific set of quantitative criteria in the decision-making process. Although the classification under Canadian GAAP is not strictly a quantitative threshold, generally in practice these have been interpreted as bright lines tests.

  Under IAS 17 (Leases), no such quantitative thresholds are provided and guidance is based more on examples in which transfers of substantially all the risks and rewards incidental to ownership of an asset may exist. As a result, more judgment is required by Canadian entities when determining the classification of a lease arrangement rather than just meeting the quantitative threshold.

  Management is reviewing its outstanding lease obligations to ensure whether the classifications applied under Canadian GAAP are appropriate for use under IFRS.

B)    ICFR and DC&P

  Management has continually evaluated the impact of the adoption of IFRS on the reporting and disclosure processes of the Company. Throughout the conversion project, management has made those modifications to its data analysis, information systems, and reporting processes that were required to incorporate the collection of information necessary under IFRS.

 2ND QUARTER REPORT 2010

  As a result of the convergence of Canadian GAAP with IFRS standards, the Company has not presently incorporated any material changes to its ICFR or DC&P during the course of its conversion project. Most changes to the Company's internal controls were already incorporated incrementally over time as a result of the Company's adoption of the converged standards.

  In conjunction with the analysis of the Company's January 1, 2010 opening balances under IFRS, management has implemented changes to certain of its internal reports and data analysis to facilitate the appropriate collection of data for IFRS reporting purposes. The changes were implemented in parallel to existing reporting and appropriately reconciled to previously reported totals to ensure the completeness and accuracy of the revised reports and analyses. Since these changes represented only a component part of the reporting process, no material changes to the Company's internal controls have been specifically required as a result of these modifications.

  As the ongoing review of accounting policies and procedures is completed prior to the adoption of IFRS, the Company will develop or appropriately modify its policies to ensure the integrity of its internal controls. Any material changes will be communicated quarterly within the internal control discussion contained in the MD&A.

C)    Business Activities

  The conversion to IFRS may result in certain consequences which are dependent upon how certain business activities are approached, monitored, or concluded by the Company. Consideration of such issues as foreign currency, hedging activities, debt covenants, compensation arrangements, and risk management practices may be required.

  Whereas foreign currency considerations, compensation arrangements, and risk management issues are addressed by the Company on a regular basis, at January 1, 2010, the Company did not have any outstanding debt, with the exception of certain capital leases, and no hedging activities or contracts existed. Management will continue to monitor the impact of IFRS upon its current and future business activities.

D)    Information Systems

  In order to facilitate the compilation of information required for IFRS reporting and disclosures, management has made appropriate modifications to its information gathering and analysis procedures. However, no material changes to the Company's existing accounting systems have been required at present. Those changes which have been implemented generally required minor changes to reports or data analysis to ensure that additional information required for disclosures under IFRS which were not currently collected under Canadian GAAP were appropriately tracked for IFRS reporting purposes.

The Company is presently reviewing its preliminary analyses regarding the adoption of IFRS standards. Based on this review, management will prepare its final recommendations to the Audit Committee and quantify the financial impact upon the opening balance sheet at January 1, 2010.

During the three-months ended June 30, 2010, management documented its position and prepared its initial quantifications for a majority of the identified differences for review by its external auditors prior to final presentation to the Audit Committee. Outstanding quantifications are expected to be prepared for review in the second half of the third quarter. Disclosure of the preliminary financial impacts on the Company's opening balance sheet will be provided in the MD&A upon receipt of approval by the Audit Committee and Board of Directors.

Reconciliations of the reported balances and the preparation of the Company's interim and annual financial statements and notes in accordance with IFRS will be prepared for review by external auditors and presented to the Audit Committee and Board of Directors for approval during the remainder of 2010 and in the first quarter of 2011. These reconciliations will be updated for any revisions to IFRS standards subsequent to the January 1, 2010 transition date and will be presented as comparative results within each of the interim and annual financial statements and notes respectively throughout the 2011 reporting year.

 2ND QUARTER REPORT 2010

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended June 30, 2010, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

Internal Control over Financial Reporting

For the three months ended June 30, 2010, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

With the exception of the impact upon internal controls identified as a result of the acquisition of Cadiscor and the ongoing integration of its operations into the Company, as discussed subsequently, and any changes in controls relating to the conversion to IFRS, as discussed within the previous section relating to future accounting standards, there have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent period ended June 30, 2010 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Prior to the acquisition by the Company in May 2009, Cadiscor was classified as a venture issuer. As a result, although management certifications were required regarding the fair presentation of reported financial information, there was no requirement for certification of the existence or maintenance of DC&P or ICFR and no audit attestation of the Company's design or effectiveness of DC&P or ICFR was required. In addition, the restart of the Sleeping Giant gold mine resulted in increased operational activities and related transactions, requiring the modification or implementation of internal controls relating to purchasing and payables, payroll, physical safeguard of inventory, tracking and recognition of gold shipments and revenues, and general and application controls within the information systems. Additional modification of controls as a result of the ongoing assessment and evaluation performed by the Company could materially affect or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Subsequent to the acquisition of Cadiscor, the Company initiated its review of the internal controls within Cadiscor's operations and facilitated the preliminary design and implementation of DC&P and ICFR. The changes to the internal controls included: the hiring of a mine controller and additional personnel at the Sleeping Giant gold mine to address the increase in financial transactions and ensure an appropriate segregation of duties; the review, comparison and transition of Cadiscor's policies, procedures, processes and related controls to mirror those already applied within the Company; communication of policies and procedures to key personnel; and modifications to information systems to

 2ND QUARTER REPORT 2010

accommodate the changes implemented and facilitate timely communication and disclosure of information within the Company.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the SEC's website at www.sec.gov.

NON-GAAP MEASURES

This MD&A refers to cash used in operating activities per share and cash cost per ounce which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that these measures better reflect the Company's performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measures:

(a)   Reconciliation of Cash Used in Operations per Share*

	Three months ended June 30
(expressed in thousands of dollars			Six months ended June 30
except per share amounts)	2010	2009	2010	2009*

Cash used in operations prior to changes in non-cash working capital	$(5,789)	$(9,863)	$(20,091)	$(8,823)
Weighted average number of shares outstanding – basic and diluted	141,280,348	92,736,944	134,381,303	89,760,259

Cash used in operations prior to changes in non-cash working capital per share	$(0.04)	$(0.11)	$(0.15)	$(0.10)

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

(b)   Total Cash Cost

The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, and royalties, but is exclusive of amortization, reclamation, capital and

 2ND QUARTER REPORT 2010

exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. This measure, along with revenues, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations.

  (i)    Reconciliation of Palladium Total Cash Cost per Ounce

	Three months ended June 30 2010	Six months ended June 30 2010
(expressed in thousands of dollars except per ounce amounts)

Production costs including overhead	$10,132	$10,132
Smelter treatment, refining and freight costs	1,163	1,163
Royalty expense	745	745

	12,040	12,040
Less by-product metal revenue	4,489	4,489

	$7,551	$7,551

Divided by ounces of palladium sold	24,089	24,089
Cash cost per ounce (CDN$)	$313	$313
Exchange rate (CDN$1 – US$)	0.97	0.97

Cash cost per ounce (US$)	$304	$304

  (ii)   Reconciliation of Gold Total Cash Cost per Ounce

	Three months ended June 30 2010	Six months ended June 30 2010
(expressed in thousands of dollars except per ounce amounts)

Production costs including overhead	$6,518	$16,567
Refining and freight costs	13	31

	6,531	16,598
Less by-product metal revenue	–	179

	$6,531	$16,777

Divided by ounces of gold sold	4,100	10,800
Cash cost per ounce (CDN$)	$1,593	$1,553
Exchange rate (CDN$1 – US$)	0.97	0.97

Cash cost per ounce (US$)	$1,545	$1,507

 2ND QUARTER REPORT 2010